
December 11, 2014

Via E-mail
Mr. Patricio G. Contesse
Chief Executive Officer
Chemical and Mining Company of Chile Inc.
El Trovador 4285
6th Floor
Santiago, Chile

      Re: Chemical and Mining Company of Chile Inc.
             Form 20-F for the Year Ended December 31, 2013
             Filed April 28, 2014
             File No. 033-65728

Dear Mr. Contesse:

We issued comments to you on the above captioned filing on November 21, 2014. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by December 29, 2014.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact John Coleman at (202)551-3610 if you have questions regarding engineering comments.

                                  Sincerely,

                                  /s/ John Reynolds

                                  John Reynolds
                                  Assistant Director